SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 May 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Directorate Change dated 05 05 2017

Exhibit No: 99.1

5th May 2017

IHG CEO SUCCESSION
Richard Solomons, Group Chief Executive Officer to Retire and to be Succeeded by Keith Barr, Chief Commercial Officer

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces that Richard Solomons has decided to retire from IHG and his role as Chief Executive Officer (CEO).  Richard will step down as CEO on 30 June and retire from IHG on 30 August.  He will be succeeded by Keith Barr, a member of IHG's Executive Committee who has spent nearly 17 years with IHG, most recently as Chief Commercial Officer (CCO).  Keith will take up his new position and become a member of IHG's Board on 1st July 2017.

Richard joined the group 25 years ago and has been on the IHG Board for 14 years, including the last six as CEO.  He has led IHG's strategy and played an integral role in IHG's successes since its demerger from Six Continents plc in 2003.   As a Board Director and CEO, he has led the growth of IHG's footprint around the world and established the business on a global scale.

Keith joined IHG in 2000 and has held senior leadership positions in IHG's Americas, Asia, Middle East and Africa (AMEA) and Greater China regions, including four years as CEO of IHG's Greater China business.  He was appointed Chief Commercial Officer in May 2013, and has held global responsibility for IHG's sales, marketing and loyalty functions.

Patrick Cescau, Chairman of IHG, commented: "It has been a pleasure to work with Richard, and on behalf of the Board and our colleagues I want to thank him for his successful leadership of IHG.  Richard has been an outstanding CEO and a driving force behind IHG becoming the leading global organisation it is today.  He has created exceptional shareholder value and as CFO successfully steered the group through the financial crisis.  He has executed our winning strategy with a sharp focus on developing our brands, guest experience and loyalty proposition, as well as the digital transformation of the business.   Although we are sorry to see him go, we respect and understand his decision to retire and wish him all the very best for the future.

Succession planning and talent development is an important part of IHG's culture and is built into the way we run the business.  Keith's appointment is a result of a rigorous process.   He has had a significant career in the hospitality industry and has the leadership skills and operational experience to take on the role of CEO.    His time running and transforming our Greater China business, as well as his recent leadership of IHG's sales and marketing functions, means he is extremely well placed to lead the business through the next stage of its development.

Richard Solomons, CEO said: "It has been a privilege to have spent the last 25 years working in such a dynamic business and alongside an outstanding executive team, talented colleagues across the business and our dedicated hotel owners.  I am proud of the success we have achieved since IHG became a standalone business in 2003, not least completing our transition to becoming an asset-light business, launching a series of innovative new hotel brands and new concepts for our heritage brands, acquiring Kimpton Hotels & Restaurants and creating value for shareholders.  Keith has been an outstanding leader in the business and is clearly the right person to lead IHG to continued future success."

Keith Barr, Chief Commercial Officer and CEO Designate said: "I am honoured to be appointed CEO of one of the world's leading hotel companies and to have the opportunity to lead IHG.  Building on Richard's leadership and IHG's strong performance track record, we will continue to focus on developing our portfolio of brands, delivering consistent, high-quality growth and creating value."

ENDS

FOR FURTHER INFORMATION
Investor Relations (Heather Wood):                                       +44 (0)1895 512176 and +44 (0)7808 098724
Media Relations (Yasmin Diamond; Mark Debenham):        +44 (0)7990 541544 and +44 (0)7527 424046

Notes to Editors

BIOGRAPHIES

Richard Solomons
Richard has been Chief Executive of IHG® since July 2011. He is responsible for implementing IHG's strategy of building a portfolio of preferred hotel brands.

During his tenure as Chief Executive Richard has led the continued growth of IHG, including the launch of our two newest brands, HUALUXE Hotels and Resorts, the first international hotel brand tailored for the domestic Chinese customer, and EVEN Hotels, the first mainstream wellness hotel brand. In January 2015, Richard also led the acquisition of Kimpton Hotels & Restaurants, the world's largest independent boutique hotel business. Richard has overseen the re-launch of IHG Rewards Club, the world's first and largest hotel loyalty programme with more than 100 million enrolled members worldwide, differentiated in terms of its scale and benefits and covering more hotels in more segments in more countries than any other scheme.

Before being appointed Chief Executive Richard served as Chief Financial Officer (CFO) and Head of Commercial Development at IHG. Richard was integral in shaping and implementing IHG's asset light strategy, which has helped the business grow significantly since it was formed in 2003, as well as supporting the return of $12.8 billion to shareholders. As CFO, Richard was also responsible for the Group's financial affairs and investor relations. In 2008, he also served as Interim President of our Americas business.

Richard first joined Bass plc (later Six Continents plc), the company from which IHG emerged, in June 1992. He subsequently held a number senior roles in the business including Chief Operating Officer of the Americas Hotels division, before being appointed Finance Director of the company in February 2003. In this role, he oversaw the separation of IHG from Six Continents in April 2003 and the IPO of the Britvic soft drinks division in late 2005.

Prior to joining IHG, Richard worked in investment banking for seven years with Hill Samuel Bank, based in New York and London. He is a qualified Chartered Accountant; a member of the Industry Real Estate Financing Advisory Council and a Governor of the Aviation and Travel Industry Group of the World Economic Forum. In April 2015, Richard was appointed as a Non-Executive Director to the Board of Marks and Spencer Group.

Keith Barr
Keith Barr has spent 25 years working in the hospitality industry. He has extensive experience of general management, commercial operations as well as brand management and revenue generation.

Keith joined IHG in 2000 and subsequently held a number of positions in IHG's Americas, Asia, Middle East and Africa (AMEA) and Greater China regions. He was previously Vice-President of Operations for Mid-scale brands in North America, Vice-President of Operations for the Holiday Inn brand in North America and Chief Operating Officer for Australia, New Zealand, and South Pacific.

He spent four years as CEO of the Greater China business, where IHG drove outstanding results and consistently outperformed the market. Leading IHG in one of its priority regions, Keith developed and launched IHG's HUALUXE® Hotels and Resorts brand in 2012, which is tailored specifically for the Chinese traveller.  He has been a member of IHG's Executive Committee since April 2011 and was appointed Chief Commercial Officer (CCO) in 2013. As CCO, he has taken responsibility for leading IHG's global brand, loyalty, sales and marketing functions to drive consistent brand strategies and to leverage IHG's scale and systems to deliver continued industry outperformance.

Prior to joining IHG, Keith held several senior positions at Bristol Hotels and Resorts, which was acquired by IHG in 2000. He is a graduate of Cornell University's School of Hotel Administration and is currently a member of its Leland C. and Mary M. Pillsbury Institute for Hospitality Entrepreneurship Advisory Board.

About IHG

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,200 hotels and 770,000 guest rooms in almost 100 countries, with nearly 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	05 May 2017